

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 1, 2007

<u>Via Facsimile and U.S. Mail</u>

David J. Vander Zanden
Chief Executive Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

> **Re:** **School Specialty, Inc.**
> **Form 10-K for the fiscal year end April 29, 2006**
> **Filed July 12, 2006**
> **File No. 000-24385**

Dear Mr. Vander Zanden:

We have completed our review on the above referenced filing and have no further comments at this time.

Sincerely,

Michael Moran
Accounting Branch Chief